June 23, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Keira Nakada

 Rufus Decker

Re:	Madison Square Garden Sports Corp.

Form 10-K for the Fiscal Year Ended June 30, 2022

Filed August 18, 2022

Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Filed February 7, 2023

File No. 001-36900

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated June 5, 2023, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2022 (the “Form 10-Q”) of Madison Square Garden Sports Corp. (“the Company” or “MSG Sports”).

For your convenience, we have set forth the comments from your letter in bold immediately followed by the applicable responses. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the Form 10-K or Form 10-Q, and references herein to page numbers and section headings refer to page numbers and section headings in the Form 10-K or Form 10-Q, as noted.

Form 10-K for Fiscal Year Ended June 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Adjusted Operating Income (Loss), page 35

1.

Your response to comment 1 explains that the non-GAAP adjustment for the noncash portion of arena license fees consists of the difference between the straight-line lease expense recognized under ASC 842 and cash paid throughout the year. As excluding the non-cash portion of your operating lease cost from adjusted operating income appears to change the recognition and measurement principles required to be applied in accordance with GAAP, please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations or remove this adjustment.

Company Response: In response to the Staff’s comment regarding removing the noncash portion of arena license fees in arriving at adjusted operating income (“AOI”), the Company has considered the guidance denoted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), SEC Regulation S-K Item 10(e), and Regulation G, and respectfully advises the Staff that it believes that this adjustment is consistent with the non-GAAP disclosure framework and provides investors with additional understanding of a significant related party arrangement.

The long-term nature of the Arena License Agreements creates a material item for investors to understand when relying upon the Company’s financial statements. We would also note that the counterparty to the Arena License Agreements is an affiliated entity (Madison Square Garden Entertainment Corp. (“MSGE”)) and therefore we believe that the presentation allows investors to understand significant related party arrangements. Therefore, applying an adjustment to reflect the non-cash component of operating lease costs provides investors with an optimal picture of the business’ ability to generate income in excess of cash operating costs. Although the straight-line recognition under ASC 842 reduces variability in the amount of operating lease costs over the term of the Arena License Agreements, the Company understands from investors that they focus on the Company’s actual economic operating lease costs over a shorter period of time, such as one or more reporting periods as an incremental data point to the presentation required by ASC 842. As a result of the above, we believe that AOI includes operating expenses reflecting the time period the arena is being used by each team as well as reflecting the associated current period’s economic resource needs. Additionally, management has historically used AOI, inclusive of the adjustment related to the non-cash portion of arena license fees, when assessing the Company’s performance and this measure is also utilized in evaluating management compensation.

In addition, management respectfully notes that removing the effects of the noncash portion of arena license fees in arriving at AOI is consistent with how MSGE, the Company’s counterparty to the Arena License Agreements and a related party under common control, determines its AOI, as disclosed in its recent filings reviewed by the Staff. Management believes that due to the related party nature of this agreement and significance of this contract to each company (which are both public registrants), the presentation of AOI with an exclusion of this adjustment in its entirety by MSG Sports would be misleading to investors and other users of this public financial information.

Financial Statements

Note 1. Description of Business and Basis of Presentation

Description of Business, page F-15

2.

We read your response to comment 5. Please describe the key operating decisions within your business and who makes these decisions. Additionally, describe how performance is assessed and how resources are allocated within your business. Provide examples supporting your descriptions, and specifically describe the nature of decisions made by the CODM as they relate to the components.

Company Response: The Company respectfully acknowledges the Staff’s comment. The discussion below provides additional information regarding the Company’s key operating decisions, how performance is assessed, and how resources are allocated.

The Company has identified James Dolan, Executive Chairman, as the CODM. Mr. Dolan has ultimate responsibility for key operating decisions across the Company including:

•	Entering into significant contracts;

•	Setting strategic objectives for the Company; and

•	Approving annual operating budgets, including approving significant investments in team personnel, and other key executive leadership positions.

The Company has a number of strategic performance objectives, including increasing revenue, operating income and AOI through increased sponsorship, ticket sales, food and beverage sales and merchandise sales, among other things. Decision making with respect to MSG Sports’ strategic plans and key operating decisions ultimately reside with Mr. Dolan, subject to Board of Directors oversight. His direct reports, including David Hopkinson, President and Chief Operating Officer, Chris Drury, President and General Manager of the New York Rangers, and Leon Rose, President of the New York Knicks, are tasked with executing MSG Sports’ strategic plans once approved by Mr. Dolan.

Mr. Dolan regularly reviews financial results on a consolidated Company basis to assess performance and allocate resources in alignment with the Company’s overall strategic performance objectives. Mr. Dolan has historically reviewed, and will continue to review, performance against the Company’s overall strategic goals from a qualitative perspective as it relates to individual executive performance and compensation. Executive compensation is not based upon the performance of individual components of the Company. The Company’s incentive compensation plans, including its Long-Term Incentive Plan (“LTIP”) and Management Performance Incentive Plan (“MPIP”), are based on a combination of (a) the Company’s consolidated performance against financial objectives (e.g. total Company consolidated revenues and AOI) and (b) performance relative to pre-determined strategic objectives.

The determination of whether these financial and strategic goals are attained is determined at the end of each fiscal year by the Company’s Compensation Committee, a committee of the Company’s Board of Directors. MPIP and LTIP payouts are based upon total Company consolidated revenue and total Company consolidated AOI, subject to certain adjustments which primarily relate to league or team operations. The final payout rates for the MPIP and LTIP plans are presented to the Company’s Compensation Committee once approved by Mr. Dolan.

3.

Please expand on the discussion of your organizational structure in your response to comment 5 and describe the roles and responsibilities of direct reports to the CODM in more detail. Also, tell us the level of the CODM’s involvement in team operations, such as whether the CODM approves player contracts (e.g., contracts over a certain dollar amount or other attribute).

Company Response: The Company respectfully acknowledges the Staff’s comment. The discussion below provides additional information regarding the Company’s organizational structure:

Organizational Structure

Three Company executives report directly to Mr. Dolan, including David Hopkinson, President and Chief Operating Officer, Chris Drury, President and General Manager of the New York Rangers, and Leon Rose, President of the New York Knicks.

Mr. Hopkinson is responsible for executing the business strategy and overseeing all aspects of business operations across the Company’s portfolio of assets, which includes overseeing all revenue streams and all centralized expense functions (i.e., non-team personnel related functions). Mr. Dolan routinely consults with Mr. Hopkinson on various matters related to the Company’s strategic objectives and tactical operating decisions, outside of team operations. Mr. Hopkinson provides timely updates to Mr. Dolan on key operational matters related to business operations. Although Mr. Hopkinson may provide input to Mr. Dolan, Mr. Dolan has ultimate responsibility, authority and final approval regarding performance evaluation and strategic resource allocation across the enterprise, subject to Board of Directors authorization. Finally, Mr. Hopkinson’s incentive compensation is not tied to the financial results of the individual components. Rather his incentive compensation is tied to the consolidated financial results of the Company, and achievement of Company-wide strategic goals.

Mr. Drury and Mr. Rose are responsible for team operations including player, coaching, and medical related matters (e.g., signings, trades, compensation, etc.). While Mr. Dolan is involved in the budgeting process for team operations matters including team personnel composition and compensation, Mr. Drury and Mr. Rose, utilizing Board-approved budget guidelines and the Company’s strategic objectives, have authority and responsibility for all team personnel decisions (including player contracts, trades, and other team personnel transactions). Mr. Drury and Mr. Rose will consult with Mr. Dolan on material team personnel transactions. The Company noted that Mr. Drury and Mr. Rose are responsible for managing team operations under the guidelines of the respective league collective bargaining agreements (“CBAs”). Mr. Drury and Mr. Rose are required to manage team personnel compensation in line with each CBA’s salary cap and floor requirements. In addition, Mr. Drury and Mr. Rose are not responsible for business operations, including team revenues and other expenses not related to team operations. Finally, Mr. Drury’s and Mr. Rose’s incentive compensation are not tied to the financial results of the components. Rather their incentive compensation is tied to the on-ice/court performance of each of the respective teams (e.g., if the team makes the playoffs).

Based upon the organizational structure discussed above, we noted that none of the individuals reporting to Mr. Dolan are responsible for a complete component-level income statement that includes a profitability metric. Further, there are no profitability metrics at a component-level that are prepared and reviewed on a regular basis.

4.	Please expand on the discussion of the budgeting process in your response to comment 5 and address the following:

•	Describe in detail how budgets are prepared;

•	Who approves the budget at each step of the process, including who prepares and approves each of the business operations and teams’ operations budgets before being presented to the CODM;

•	What is included in the detailed component-level income statements used by the CODM as part of the budgeting process, such as the level of detail, and how they are used by the CODM; and

•	Whether component-level or other disaggregated income statements are provided to the board of directors as part of the budgeting process.

Company Response: The Company respectfully acknowledges the Staff’s comment. The discussion below provides additional information regarding the Company’s annual budgeting process:

Budgeting Process

The Company’s Financial Planning and Analysis team is responsible for coordinating and managing its annual budgeting process. This group reports directly to the Company’s Executive Vice President, Chief Financial Officer and Treasurer, who reports to Mr. Hopkinson.

Each year, this group gathers information to prepare a consolidated MSG Sports operating budget. As part of the annual budgeting process, Mr. Hopkinson’s direct reports, who manage business operations functions across all components, present their annual business operations budgets to Mr. Hopkinson. In addition, Mr. Drury and Mr. Rose prepare annual budgets for team operations related items (e.g., team operations expenses including player compensation). The review of the budget recommendations for both business operations and team operations, as well as resources requested for execution and implementation of the Company’s strategic initiatives, is performed by Mr. Dolan.

Although the budgeting process will involve several individuals across MSG Sports, the final proposed budget cannot be presented to the Company’s Board of Directors without Mr. Dolan’s consent. The final proposed budget reviewed by Mr. Dolan and presented to the Company’s Board of Directors includes component-level income statements including revenues and expenses by major discipline, and AOI on a component-level basis.

Once Mr. Dolan’s approval is received, the budget is formally presented to the Board of Directors for approval. Mr. Dolan has a past practice of amending the proposed operating budget before it is submitted to the Board of Directors for approval.

5.

Please describe in detail the component-level financial information provided to the CODM and board of directors and the frequency with which it is provided (even if not regularly). Also, as the CODM uses detailed component-level income statements as part of the budgeting process, tell us whether performance against budget is assessed at the component-level during the year, and if so, the frequency of that review. If the CODM does not review performance against budget at the level during the year, tell us why not.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that component-level financial information is only provided to the CODM and Board of Directors on an annual basis as part of the annual budgeting process. While the annual budget provides information at a more granular level by component as discussed above, it is not regularly reviewed by Mr. Dolan and is not considered to be information that is regularly reviewed by the CODM for purposes of identifying operating segments.

Throughout the year, the CODM reviews the performance against budget at the consolidated level as part of the review of the Monthly Business Review. The Monthly Business Review includes explanations for variances in actual performance relative to the budget on a consolidated level. As part of describing significant fluctuations against budget at the consolidated level, additional information related to component-level results or significant transactions may be described. However, component-level actual results or fluctuations against budget are not included nor are they reviewed in the Monthly Business Review. The CODM further relies upon the Company’s internal controls and processes to ensure components operate in accordance with the budgets established upon an annual basis. If there are significant transactions or expenses in excess of the original budget, these specific items will be communicated to the CODM by Mr. Hopkinson or the Company’s Executive Vice President, Chief Financial Officer and Treasurer.

6.

Your response to comment 5 states in part that “the Weekly Report may contain certain revenue and AOI for individual events and year to date” and lists certain direct expenses included in AOI. Please tell us and quantify what “certain revenue” represents and what revenues are excluded. Also, tell us and quantify what revenue and cost information comprises AOI, whether the “year to date” information is provided for each component or on a different basis, and whether AOI, as presented in the Weekly Report, is consistent with the consolidated adjusted operating income non-GAAP measure disclosed in your Form 10-K. Additionally, describe in further detail and quantify the significant expenses referenced in your response as being excluded from the Weekly Report, including team personnel expenses, travel, and others. Clarify whether these significant expenses are reviewed at a component or other lower-level basis throughout the year, and if not, tell us why not.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Weekly Report includes only variable, game day specific revenues and expenses. These revenues and expenses are included for individual games and year to date, for the Knicks and the Rangers on an individual basis. The Company notes that no revenues or expenses for the Westchester

Knicks or Counter Logic Gaming components are included in the Weekly Report. While a contribution measure is included in the Weekly Report (and denoted as AOI), this contribution only reflects variable, game-day revenues and expenses and is not consistent with the consolidated adjusted operating income non-GAAP measure disclosed in the Company’s Form 10-K and Form 10-Qs.

Significant contractual revenue streams, including revenues from local media rights fees, revenues from league distributions, sponsorship and signage revenues, suite license fee revenues, and other revenues (which collectively represented approximately 59% of the Company’s consolidated revenues for the year ended June 30, 2022), are not included in the Weekly Report and are not reported to the CODM on a component-level, outside of the annual budget process. The Company noted these revenue streams are primarily contractual in nature, with contracts often spanning multiple years, and as such, the CODM determined these revenues are not required to be reviewed at a component-level throughout the year.

Expenses included in the Weekly Report consist of direct, variable, game-day expenses primarily associated with day-to-day operations including the costs of front-of-house and back-of-house staff, security, and event presentation, as well as certain league assessments, and other direct costs of sales. Significant expenses including team personnel compensation, net provisions for league revenue sharing expense (net of escrow and excluding playoffs) and NBA luxury tax, arena license fees, and marketing, administrative and corporate expenses (which collectively represented approximately 94% of the Company’s consolidated operating expenses for the year ended June 30, 2022) are not included in the Weekly Report. As discussed above, these expenses are primarily reviewed as part of the annual budgeting process and any significant variances from budget are reported to the CODM on a consolidated basis as part of the Monthly Business Review package. In addition, these expenses consist of significant expenses that are managed across all of the Company’s components, for example expenses for centralized ticket sales teams, that are then allocated to the individual components. As such, the CODM determined these individual expenses are not required to be reviewed at a component-level throughout the year.

Management further noted that the process by which performance is assessed, and the discrete financial information that is reviewed by the CODM has been consistent at the Company historically, including prior to the MSGE Distribution on April 17, 2020. Prior to this distribution, performance was assessed, and discrete financial information was reviewed by the CODM at the MSG Sports segment level.

7.	Please tell us what component-level information is provided in your Monthly Business Review package, if any.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that no component-level information is provided in the Monthly Business Review.

Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Financial Statements

Note 12. Benefit Plans

Executive Deferred Compensation Plan, page 22

8.

We read your response to comment 7. Please disclose your different accounting policies for securities held inside and outside of the trust. In doing so, disclose that you account for equity securities held in the trust as trading account securities and purchases and sales of these trading account securities are shown in operating activities in your statement of cash flows, while equity securities held outside of the trust are not trading account securities and their purchases and sales are shown in investing activities, if true. Refer to ASC 230-10-45-12(b) and 45-13(b), ASC 230-10-45-18 and 45-19 and ASC 255-10-55-2.

Company Response: In response to the Staff’s comment, in future filings, including the Form 10-K for the year ending June 30, 2023, the Company will disclose the Company’s accounting policies for securities held inside and outside of the trust. In the related disclosure, the Company will include disclosure that equity securities held in trust are trading account securities and purchases and sales of those securities are classified as operating activities in the Company’s Consolidated Statements of Cash Flows in accordance with ASC 230-10-45-18 and 45-19. The Company will further disclose that purchases and sales of equity securities outside of the trust are classified as investing activities in the Company’s Consolidated Statements of Cash Flows in accordance with ASC 230-10-45-12(b) and ASC 230-10-45-13(b).

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Victoria M. Mink at (212) 631-5177.

Sincerely,

/s/ Victoria M. Mink
Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.

cc:	Alexander Shvartsman, Madison Square Garden Sports Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP